12g3 - 2(b) Number 82-4703

Python Oil & Gas Corporation

Suite 1280 - 625 Howe Street
Vancouver BC V6C 2T6
Tel: (604) 689 8547
Fax: (604)[redacted]
Email: greg_m

02015046

02 FEB 12 AM 8:10

November 27, 2001

12g3 - 2(b) Number 82-4703
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Avenue SW
Washington, DC 20459

SUPPL

Dear Sirs,

Re: Python Oil & Gas Corporation 12g3 - 2(b) Number 82-4703

Enclosed you will find two copies of the Third Quarter Financial Statements ending September 30, 2001.

Yours truly,

Greg MacRae

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

dlw 2/12

12g3-2(b) Number 82-4703

02 FEB 12 ... 8:10

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PYTHON OIL & GAS CORPORATION	01	09	30	01	11	27

ISSUER ADDRESS				
1280 – 625 HOWE STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T6	604-684-7377	604-689-8547
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GREG MacRAE		Administrator		604-689-8547
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Don Rippon"	Don Rippon	01	11	27
"Charles Ross"	Charles Ross	01	11	27

FIN51-901F Rev.2000/12/19

PYTHON OIL & GAS CORPORATION
BALANCE SHEETS
AS AT September 30, 2001

02 FEB 12 AM 8:10

		Sept 30, 2001		December 31, 2000
ASSETS				
Current				
Cash	$	180	$	65
Receivables		483		1,617
Prepaid expenses		532		-
		1,195		1,682
Oil and gas properties (Note 3)		9,466		11,528
	$	10,661	$	13,210
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	11,191	$	8,439
Due to related parties (Note 4)		21,472		2,140
Notes Payable		3,000		-
		35,663		10,579
Shareholders' equity				
Capital stock (Note 5)		6,413,887		6,413,887
Deficit		(6,438,889)		(6,411,256)
		(25,002)		2,631
	$	10,661	$	13,210

Nature and continuance of operations (Note 1)

Subsequent event (Note 11)

On behalf of the Board:

"Don Rippon" Director "Charles Ross" Director

The accompanying notes are an integral part of these financial statements.

PYTHON OIL & GAS CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
Quarter ended September 30, 2001

	Three Months Ended Sept 30, 2001	Nine Months Ended Sept 30, 2001	Three Months Ended Sept 30, 2000	Nine Months Ended Sept 30, 2000
REVENUE				
Oil and gas	$ 23	$ 3,956	$ 454	$ 1,734
DIRECT EXPENSES				
Operating and taxes	974	3,574	-	-
Depletion	687	2,062	687	2,062
	1,661	5,636	687	2,062
OPERATING INCOME (LOSS)	(1,638)	(1,680)	(233)	(328)
GENERAL AND ADMINISTRATIVE EXPENSES				
Accounting and Audit	-	-	-	(2,228)
Bank charges	127	419	2	(177)
Office and administration	6,128	20,354	5,025	19,304
Legal Fees	-	-	1,747	5,481
Professional fees	-	-	-	-
Regulatory fees	-	120	-	-
Telephone and utilities	-	-	41	522
Transfer agent fees	994	3,810	755	5,908
Travel and promotion	-	1,261	26	1,788
	(7,249)	(25,964)	(7,596)	(30,598)
OTHER ITEMS				
Interest income	2	11	-	-
Loss from continuing operations	(7,247)	(25,953)	(7,596)	(30,598)
Consolidated Statement of Deficit				
Income (loss) for the period	(8,885)	(27,633)	(7,829)	(30,926)
Deficit, beginning of period	(6,430,004)	(6,411,256)	(6,453,234)	(6,430,137)
Deficit, end of period	$ (6,438,889)	$ (6,438,889)	$ (6,461,063)	$ (6,461,063)
Loss per share from continuing operations	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)
Income per share from discontinued operations	$ -	$ -	$ -	$ -
Loss per share for the period	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)

The accompanying notes are an integral part of these financial statements.

PYTHON OIL & GAS CORPORATION
STATEMENTS OF CASH FLOWS
Quarter Ended September 30, 2001

	Three Months Ended Sept 30, 2001	Nine Months Ended Sept 30, 2001	Three Months Ended Sept 30, 2000	Nine Months Ended Sept 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period from continuing operations	$ (8,885)	$ (27,633)	$ (7,829)	$ (30,926)
Items not affecting cash:				
Write-down of oil and gas properties		-	-	-
Depletion	687	2,062	688	2,062
Changes in non-cash working capital items:				
Decrease (Increase) in receivables	43	1,134	2,660	2,158
Decrease in prepaid expenses	-	(532)	-	-
Increase (Decrease) in accounts payable and accrued liabilities	1,640	2,752	-	500
Increase in due to related parties	6,423	19,332	2,000	-
Increase in Notes Payable	-	3,000	-	-
Net cash used in continuing operating activities	8,793	27,748	(5,348)	(4,720)
Decrease in cash during the period	(92)	115	(2,481)	(26,206)
Cash, beginning of period	272	65	5,308	29,033
Cash, end of period	$ 180	$ 180	$ 2,827	$ 2,827
Cash paid during the year for interest	$ -	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -	$ -

There were no significant non-cash operating, financing and investing activities for the periods ended September 31, 2001 and 2000.

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On December 7, 2000, the Company was designated as inactive by the Canadian Venture Exchange ("CDNX"). A comprehensive plan for reactivation must be filed with the CDNX within 12 months of being designated inactive.

These financial statements have been prepared in accordance with generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continuance of the Company depends upon management's ability to successfully negotiate business acquisitions, to secure adequate financing and ultimately attain profitable operations.

	2001	2000
Deficit	$ (6,438,889)	$ (6,430,137)
Working capital (deficiency)	(25,002)	(16,250)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas properties whereby all costs of exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, cost of production and gathering equipment and administrative charges directly related to acquisition, exploration and development activities. Proceeds from the disposal of oil and natural gas properties are applied against capitalized costs. Gains or losses are not recognized on disposals unless crediting the proceeds against capitalized costs would materially alter the rate of depletion.

The capitalized costs together with estimated future capital costs associated with the development of proven reserves are depleted and depreciated using the unit of production method based on proven oil and natural gas reserves, before royalties, determined by independent engineers. For purposes of the depletion and depreciation calculations, oil and natural gas reserves are converted to a common unit of measure based upon their relative energy content.

Total capitalized costs plus a provision for future development costs, are depleted on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proven reserves as determined by

independent and Company engineers. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Oil and gas properties (cont'd.....)

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed the estimated future net revenues from production of proven reserves, at prices and operating costs in effect at the year end, plus the cost of unevaluated properties less management's estimate of impairment. The test also provides for estimated future administrative overhead, financing costs, future site restoration costs and taxes.

Estimated future site removal and restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and depreciation.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation costs is to charge to income during the period any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Values

The amounts shown for oil and gas properties, mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Stock-based compensation

The Company grants stock options as described in Note 6. No compensation expense is recognized when stock or stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

Foreign currency translation

Assets and liabilities expressed in foreign currencies are translated using the temporal method whereby the monetary assets and liabilities expressed in foreign currencies have been translated at the exchange rate in effect as at the balance sheet date. All other financial statement items expressed in foreign currencies have been translated at the rates in effect at the respective transaction date. Current gains and losses are included in income.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. OIL AND GAS PROPERTIES

		Cost		Accumulated Depletion	Net Book Value 2001		Net Book Value 2000
Working interests in oil and gas wells located in Texas, U.S.A.	$	14,528	$	5,062	9,466	$	12,465

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties. The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing.

4. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no specific terms of repayment. The note payable is to a director and is non-interest bearing, unsecured, with no specific terms of repayment.

5. CAPITAL STOCK

	Number of Shares		Amount
Authorized (100,000,000 common shares without par value			
As at December 31, 1998 and 1999	12,488,722	$	6,413,887
Escrow cancellation during 2000	(214,285)		-
As at December 31, 2000	12,274,437	$	6,413,887
Escrow cancellation during 2001	(5,000,000)		-
As at September 30, 2001	7,274,437	$	6,413,887

6. STOCK OPTIONS

The following incentive stock options were outstanding at September 30, 2001:

Number of Shares	Exercise Price	Expiry Date
150,000	$ 0.15	September 7, 2004
850,000	$ 0.10	November 24, 2005

The Company does not have a formal stock option plan in place but follows the CDNX Policy under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

6. **STOCK OPTIONS** (cont'd.....)

	2001			2000		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of year	1,200,000	$	0.12	650,000	$	0.15
Exercised	-		-	-		-
Granted	-		-	850,000		0.10
Expired/cancelled	200,000		0.15	(300,000)		-
Outstanding, end of Period	1,000,000	$	0.11	1,200,000		0.12

7. **DISCONTINUED OPERATIONS**

During the 1999 fiscal year, the Company's inactive wholly-owned subsidiary, China West Gold Corporation, was abandoned.

The loss from discontinued operations was comprised as follows:

		2001		2000
Write-off of mineral properties		-		-
Write-off of deferred exploration costs		-		-
Gain on debt settlement		-		20,869
Income (loss) from discontinued operations	$	-	$	20,869

8. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued administration fees and rent totaling $18,000 (2000 - $18,000) to a company controlled by a former director.

9. **INCOME TAXES**

The Company has approximately $1,138,000 of operating losses, which can be carried forward to reduce taxable income in future years. These losses will expire from December 31, 2001 to 2007.

The Company has unclaimed exploration and development expenditures for Canadian income tax purposes of approximately $65,300, which, under certain circumstances, may be utilized to reduce taxable income in future years.

The potential tax benefits of these losses and these expenditures have not been recognized in these financial statements, due to the uncertainty regarding realizability.

10. SEGMENTED INFORMATION

The Company's assets are located in the following locations:

	Sept 30, 2001	Sept 30, 2000
Canada	$ 1,195	$ 3,417
USA	9,466	12,465
	$ 10,661	$ 15,882

11. SUBSEQUENT EVENT

There have been no events subsequent to the quarter end.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

[illegible] The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

[illegible]

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PYTHON OIL & GAS CORPORATION	01	09	30	01	11	27

ISSUER ADDRESS
1280 – 625 HOWE STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T6	604-684-7377	604-689-8547

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GREG MacRAE	Administrator	604-689-8547

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

[illegible]

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Don Rippon"	Don Rippon	01	11	27
"Charles Ross"	Charles Ross	01	11	27

FIN51-901F Rev.2000/12/19

Python Oil & Gas Corporation
September 30, 2001
Schedule B

Supplementary Information for the quarter ended September 30, 2001

1. Analysis of expenses and deferred costs

   Exploration and Development: Included in Schedule A.

   General and Administration: Included in Schedule A.

2. Related party transactions: Included in Schedule A.

3. Summary of securities issued and options granted during the period

   (a) Securities Issued: Included in Schedule A.

   (b) Options granted: Included in Schedule A.

4. Summary of securities as at the end of the reporting period:

   (a) Authorized capital: Included in Schedule A.

   (b) Issued and outstanding: Included in Schedule A.

   (c) Options and warrants outstanding: Included in Schedule A.

   (d) Shares subject to escrow: Included in Schedule A.

5. List the names of the directors and officers as at the date this report is signed and filed.

Milan Mezihorak	Director		Audit Committee Member
Donald Rippon	Director	President	Audit Committee Member
Charles Ross	Director		Audit Committee Member

Python Oil & Gas Corporation

September 30, 2001
SCHEDULE C: Management Discussion & Analysis

The Company has been actively investigating new business opportunities in oil and gas exploration and development, the main business of the Company. Specifically, this year management has focused on several possible acquisition targets that have existing production with development potential. The Company has been looking in both China and the province of Alberta for such projects. The project in China would be in conjunction with several joint venture partners and the Chinese National Petroleum Corporation ("CNPC"). For the Company to proceed with a project will be dependent on a satisfactory engineers report, an agreement between the Company, its prospective joint venture partners and the CNPC, the Company procuring sufficient funding and regulatory approval. The project consists of several oil fields in which existing production may be increased and new production may be found. The Company is also investigating the acquisition of interests in production and development in Alberta. The Company's general goal and strategy may be summarized as 1) to acquire producing projects at favorable prices that may have existing development potential, 2) use a combination of existing cash flow and financing to drill additional wells. Management believes this strategy is appropriate for a junior oil and gas company that needs to limit risk and build cash flow.

The Company has been advised by the operator of the Company's interest in the Finke#1 well in Texas that the well will not flow up the tubing. The operator recommends that a 1.25' siphon string be put into the tubing in order to produce continuously. The Company is reviewing spending our percentage on the costs of this siphon string in order to have a producing well.

The Company held its Annual General Meeting on June 29th, 2001. To obtain a copy of the Notice of Meeting, Information Circular and proxy you may telephone Greg MacRae at 604 689 8547 or view the documents at http://www.sedar.com. All resolutions were adopted at the meeting and the following were elected Directors:

Milan Mezihorak	Director		Audit Committee Member
Donald Rippon	Director	President	Audit Committee Member
Charles Ross	Director		Audit Committee Member

The Canadian Venture Exchange has advised the Company that it is in an inactive status and must file a formal business plan in order to have the inactive status removed.

The Company does not have any Investor Relations contracts.

12g3-2(b) Number 82-4703

02 FEB 12 AM 8:10

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PYTHON OIL & GAS CORPORATION	01	09	30	01	11	27

ISSUER ADDRESS				
1280 – 625 HOWE STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T6	604-684-7377	604-689-8547
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GREG MacRAE		Administrator		604-689-8547
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Don Rippon"	Don Rippon	01	11	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Charles Ross"	Charles Ross	01	11	27

FIN51-901F Rev.2000/12/19

PYTHON OIL & GAS CORPORATION
BALANCE SHEETS
AS AT September 30, 2001

		Sept 30, 2001		December 31, 2000
ASSETS				
Current				
Cash	$	180	$	65
Receivables		483		1,617
Prepaid expenses		532		-
		1,195		1,682
Oil and gas properties (Note 3)		9,466		11,528
	$	10,661	$	13,210
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	11,191	$	8,439
Due to related parties (Note 4)		21,472		2,140
Notes Payable		3,000		-
		35,663		10,579
Shareholders' equity				
Capital stock (Note 5)		6,413,887		6,413,887
Deficit		(6,438,889)		(6,411,256)
		(25,002)		2,631
	$	10,661	$	13,210

Nature and continuance of operations (Note 1)

Subsequent event (Note 11)

On behalf of the Board:

"Don Rippon" Director "Charles Ross" Director

The accompanying notes are an integral part of these financial statements.

PYTHON OIL & GAS CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
Quarter ended September 30, 2001

	Three Months Ended Sept 30, 2001	Nine Months Ended Sept 30, 2001	Three Months Ended Sept 30, 2000	Nine Months Ended Sept 30, 2000
REVENUE				
Oil and gas	$ 23	$ 3,956	$ 454	$ 1,734
DIRECT EXPENSES				
Operating and taxes	974	3,574	-	-
Depletion	687	2,062	687	2,062
	1,661	5,636	687	2,062
OPERATING INCOME (LOSS)	(1,638)	(1,680)	(233)	(328)
GENERAL AND ADMINISTRATIVE EXPENSES				
Accounting and Audit	-	-	-	(2,228)
Bank charges	127	419	2	(177)
Office and administration	6,128	20,354	5,025	19,304
Legal Fees	-	-	1,747	5,481
Professional fees	-	-	-	-
Regulatory fees	-	120	-	-
Telephone and utilities	-	-	41	522
Transfer agent fees	994	3,810	755	5,908
Travel and promotion	-	1,261	26	1,788
	(7,249)	(25,964)	(7,596)	(30,598)
OTHER ITEMS				
Interest income	2	11	-	-
Loss from continuing operations	(7,247)	(25,953)	(7,596)	(30,598)
Consolidated Statement of Deficit				
Income (loss) for the period	(8,885)	(27,633)	(7,829)	(30,926)
Deficit, beginning of period	(6,430,004)	(6,411,256)	(6,453,234)	(6,430,137)
Deficit, end of period	$ (6,438,889)	$ (6,438,889)	$ (6,461,063)	$ (6,461,063)
Loss per share from continuing operations	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)
Income per share from discontinued operations	$ -	$ -	$ -	$ -
Loss per share for the period	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)

The accompanying notes are an integral part of these financial statements.

PYTHON OIL & GAS CORPORATION
STATEMENTS OF CASH FLOWS
Quarter Ended September 30, 2001

	Three Months Ended Sept 30, 2001	Nine Months Ended Sept 30, 2001	Three Months Ended Sept 30, 2000	Nine Months Ended Sept 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period from continuing operations	$ (8,885)	$ (27,633)	$ (7,829)	$ (30,926)
Items not affecting cash:				
Write-down of oil and gas properties		-	-	-
Depletion	687	2,062	688	2,062
Changes in non-cash working capital items:				
Decrease (Increase) in receivables	43	1,134	2,660	2,158
Decrease in prepaid expenses	-	(532)	-	-
Increase (Decrease) in accounts payable and accrued liabilities	1,640	2,752	-	500
Increase in due to related parties	6,423	19,332	2,000	-
Increase in Notes Payable	-	3,000	-	-
Net cash used in continuing operating activities	8,793	27,748	(5,348)	(4,720)
Decrease in cash during the period	(92)	115	(2,481)	(26,206)
Cash, beginning of period	272	65	5,308	29,033
Cash, end of period	$ 180	$ 180	$ 2,827	$ 2,827
Cash paid during the year for interest	$ -	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -	$ -

There were no significant non-cash operating, financing and investing activities for the periods ended September 31, 2001 and 2000.

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On December 7, 2000, the Company was designated as inactive by the Canadian Venture Exchange ("CDNX"). A comprehensive plan for reactivation must be filed with the CDNX within 12 months of being designated inactive.

These financial statements have been prepared in accordance with generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continuance of the Company depends upon management's ability to successfully negotiate business acquisitions, to secure adequate financing and ultimately attain profitable operations.

	2001	2000
Deficit	$ (6,438,889)	$ (6,430,137)
Working capital (deficiency)	(25,002)	(16,250)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas properties whereby all costs of exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, cost of production and gathering equipment and administrative charges directly related to acquisition, exploration and development activities. Proceeds from the disposal of oil and natural gas properties are applied against capitalized costs. Gains or losses are not recognized on disposals unless crediting the proceeds against capitalized costs would materially alter the rate of depletion.

The capitalized costs together with estimated future capital costs associated with the development of proven reserves are depleted and depreciated using the unit of production method based on proven oil and natural gas reserves, before royalties, determined by independent engineers. For purposes of the depletion and depreciation calculations, oil and natural gas reserves are converted to a common unit of measure based upon their relative energy content.

Total capitalized costs plus a provision for future development costs, are depleted on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proven reserves as determined by

independent and Company engineers. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Oil and gas properties (cont'd.....)

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed the estimated future net revenues from production of proven reserves, at prices and operating costs in effect at the year end, plus the cost of unevaluated properties less management's estimate of impairment. The test also provides for estimated future administrative overhead, financing costs, future site restoration costs and taxes.

Estimated future site removal and restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and depreciation.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation costs is to charge to income during the period any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Values

The amounts shown for oil and gas properties, mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Stock-based compensation

The Company grants stock options as described in Note 6. No compensation expense is recognized when stock or stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

Foreign currency translation

Assets and liabilities expressed in foreign currencies are translated using the temporal method whereby the monetary assets and liabilities expressed in foreign currencies have been translated at the exchange rate in effect as at the balance sheet date. All other financial statement items expressed in foreign currencies have been translated at the rates in effect at the respective transaction date. Current gains and losses are included in income.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. OIL AND GAS PROPERTIES

			Net Book Value	
	Cost	Accumulated Depletion	2001	2000
Working interests in oil and gas wells located in Texas, U.S.A.	$ 14,528	$ 5,062	9,466	$ 12,465

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties. The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing.

4. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no specific terms of repayment. The note payable is to a director and is non-interest bearing, unsecured, with no specific terms of repayment.

5. CAPITAL STOCK

	Number of Shares	Amount
Authorized (100,000,000 common shares without par value		
As at December 31, 1998 and 1999	12,488,722	$ 6,413,887
Escrow cancellation during 2000	(214,285)	-
As at December 31, 2000	12,274,437	$ 6,413,887
Escrow cancellation during 2001	(5,000,000)	-
As at September 30, 2001	7,274,437	$ 6,413,887

6. STOCK OPTIONS

The following incentive stock options were outstanding at September 30, 2001:

Number of Shares	Exercise Price	Expiry Date
150,000	$ 0.15	September 7, 2004
850,000	$ 0.10	November 24, 2005

The Company does not have a formal stock option plan in place but follows the CDNX Policy under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

6. **STOCK OPTIONS** (cont'd.....)

	2001			2000		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of year	1,200,000	$	0.12	650,000	$	0.15
Exercised	-		-	-		-
Granted	-		-	850,000		0.10
Expired/cancelled	200,000		0.15	(300,000)		-
Outstanding, end of Period	1,000,000	$	0.11	1,200,000		0.12

7. **DISCONTINUED OPERATIONS**

During the 1999 fiscal year, the Company's inactive wholly-owned subsidiary, China West Gold Corporation, was abandoned.

The loss from discontinued operations was comprised as follows:

		2001		2000
Write-off of mineral properties		-		-
Write-off of deferred exploration costs		-		-
Gain on debt settlement		-		20,869
Income (loss) from discontinued operations	$	-	$	20,869

8. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued administration fees and rent totaling $18,000 (2000 - $18,000) to a company controlled by a former director.

9. **INCOME TAXES**

The Company has approximately $1,138,000 of operating losses, which can be carried forward to reduce taxable income in future years. These losses will expire from December 31, 2001 to 2007.

The Company has unclaimed exploration and development expenditures for Canadian income tax purposes of approximately $65,300, which, under certain circumstances, may be utilized to reduce taxable income in future years.

The potential tax benefits of these losses and these expenditures have not been recognized in these financial statements, due to the uncertainty regarding realizability.

10. SEGMENTED INFORMATION

The Company's assets are located in the following locations:

	Sept 30, 2001	Sept 30, 2000
Canada	$ 1,195	$ 3,417
USA	9,466	12,465
	$ 10,661	$ 15,882

11. SUBSEQUENT EVENT

There have been no events subsequent to the quarter end.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PYTHON OIL & GAS CORPORATION	01	09	30	01	11	27

ISSUER ADDRESS
1280 – 625 HOWE STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T6	604-684-7377	604-689-8547

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GREG MacRAE	Administrator	604-689-8547

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Don Rippon"	Don Rippon	01	11	27
"Charles Ross"	Charles Ross	01	11	27

FIN51-901F Rev.2000/12/19

Python Oil & Gas Corporation
September 30, 2001
Schedule B

Supplementary Information for the quarter ended September 30, 2001

1. Analysis of expenses and deferred costs

    Exploration and Development: Included in Schedule A.

    General and Administration: Included in Schedule A.

2. Related party transactions: Included in Schedule A.

3. Summary of securities issued and options granted during the period

    (a) Securities Issued: Included in Schedule A.

    (b) Options granted: Included in Schedule A.

4. Summary of securities as at the end of the reporting period:

    (a) Authorized capital: Included in Schedule A.

    (b) Issued and outstanding: Included in Schedule A.

    (c) Options and warrants outstanding: Included in Schedule A.

    (d) Shares subject to escrow: Included in Schedule A.

5. List the names of the directors and officers as at the date this report is signed and filed.

Milan Mezihorak	Director		Audit Committee Member
Donald Rippon	Director	President	Audit Committee Member
Charles Ross	Director		Audit Committee Member

Python Oil & Gas Corporation
September 30, 2001
SCHEDULE C: Management Discussion & Analysis

The Company has been actively investigating new business opportunities in oil and gas exploration and development, the main business of the Company. Specifically, this year management has focused on several possible acquisition targets that have existing production with development potential. The Company has been looking in both China and the province of Alberta for such projects. The project in China would be in conjunction with several joint venture partners and the Chinese National Petroleum Corporation ("CNPC"). For the Company to proceed with a project will be dependent on a satisfactory engineers report, an agreement between the Company, its prospective joint venture partners and the CNPC, the Company procuring sufficient funding and regulatory approval. The project consists of several oil fields in which existing production may be increased and new production may be found. The Company is also investigating the acquisition of interests in production and development in Alberta. The Company's general goal and strategy may be summarized as 1) to acquire producing projects at favorable prices that may have existing development potential, 2) use a combination of existing cash flow and financing to drill additional wells. Management believes this strategy is appropriate for a junior oil and gas company that needs to limit risk and build cash flow.

The Company has been advised by the operator of the Company's interest in the Finke#1 well in Texas that the well will not flow up the tubing. The operator recommends that a 1.25' siphon string be put into the tubing in order to produce continuously. The Company is reviewing spending our percentage on the costs of this siphon string in order to have a producing well.

The Company held its Annual General Meeting on June 29th, 2001. To obtain a copy of the Notice of Meeting, Information Circular and proxy you may telephone Greg MacRae at 604 689 8547 or view the documents at http://www.sedar.com. All resolutions were adopted at the meeting and the following were elected Directors:

Milan Mezihorak	Director		Audit Committee Member
Donald Rippon	Director	President	Audit Committee Member
Charles Ross	Director		Audit Committee Member

The Canadian Venture Exchange has advised the Company that it is in an inactive status and must file a formal business plan in order to have the inactive status removed.

The Company does not have any Investor Relations contracts.